UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                           (Amendment No. 4)

                          Synbiotics Corporation
______________________________________________________________________________
                             (Name of Issuer)

                         Common Stock, no par value
______________________________________________________________________________
                       (Title of Class of Securities)

                                  87156610
______________________________________________________________________________
                               (CUSIP Number)

            Roger A. Keller, 675 McDonnell Blvd., P. O. Box 5840
                             St. Louis, MO 63134
                               (314) 654-5242
______________________________________________________________________________
                 (Name, Address and Telephone No. Of Person
              Authorized to Receive Notices and Communications)

                              November 20, 1997
______________________________________________________________________________
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
______________________________________________________________________________
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Mallinckrodt Inc. 36-1263901
______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
               N/A                                      (b) / /
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  SOURCE OF FUNDS
       00
______________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
       N/A                                                  / /
______________________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
______________________________________________________________________________
                      7.     SOLE VOTING POWER
  NUMBER OF           392,639
   SHARES      _______________________________________________________________
BENEFICIALLY          8.     SHARED VOTING POWER
 OWNED BY             N/A
   EACH        _______________________________________________________________
 REPORTING            9.     SOLE DISPOSITIVE POWER
   PERSON             392,639
    WITH       _______________________________________________________________
                     10.    SHARED DISPOSITIVE POWER
                      N/A
______________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        392,639
______________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         / /
        N/A
______________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.8%
______________________________________________________________________________
14.  TYPE OF REPORTING PERSON
        CO
______________________________________________________________________________

Item 1.  Security and Issuer.
     This statement relates to the Common Stock, no par value (the "Common Stock"), of Synbiotics Corporation, a California corporation (the "Issuer"), whose executive offices are located at 11011 Via Frontera Drive, San Diego, CA 92127.

Item 2.  Identity and Background.
     Mallinckrodt Inc. is a New York corporation ("Mallinckrodt") whose principal business is the production and sale of specialty pharmaceutical and highly selected specialty industrial chemicals; and the production and sale of human health products in the fields of cardiology, radiology, respiratory care, anesthesiology, nuclear medicine and critical care. Mallinckrodt's principal office is located at 675 McDonnell Boulevard, St. Louis, Missouri 63134.

     During the last five years, neither Mallinckrodt nor any of its executive officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither Mallinckrodt nor any of its executive officers, directors or controlling persons has been and is not now (a) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
     No change from information in Mallinckrodt's prior filings on Schedule 13D with respect to the Common Stock.

Item 4.  Purpose of Transaction.
     No change from information in Mallinckrodt's prior filings on Schedule 13D with respect to the Common Stock.

Item 5.  Interest in Securities of the Issuer.
(a) As of the date of the event which required the filing of this statement (November 20, 1997), Mallinckrodt beneficially owned 433,639 shares of Common Stock of the Issuer, representing approximately 5.3% of the issued and outstanding shares of the Common Stock. As of the date of this filing (February 16, 1998), Mallinckrodt beneficially owned 392,639 shares of Common Stock of the Issuer, representing approximately 4.8% of the issued and outstanding shares of the Common Stock.

(b) Mallinckrodt had voting and dispositive power with respect to all shares of the Common Stock referenced in response to Item 5(a).

(c) Mallinckrodt engaged in the following sales of the Common Stock in the 60 day period ending on February 16, 1998:

Date                Shares       Price        Where
January 2, 1998     1,000        3.063        Open market
January 5, 1998     1,000        3.000          "    "
January 6, 1998     1,000        3.000          "    "
January 7, 1998     1,000        3.063          "    "
January 8, 1998     1,000        3.125          "    "
January 9, 1998     1,000        3.188          "    "
January 12, 1998    1,000        3.125          "    "
January 13, 1998    1,000        3.125          "    "
January 14, 1998    1,000        3.125          "    "
January 15, 1998    1,000        3.125          "    "
January 16, 1998    1,000        3.125          "    "
January 20, 1998    1,000        3.188          "    "
January 21, 1998    1,000        3.188          "    "
January 22, 1998    1,000        3.188          "    "
January 23, 1998    1,000        3.188          "    "
January 26, 1998    1,000        3.188          "    "
January 27, 1998    1,000        3.188          "    "
January 28, 1998    1,000        3.188          "    "
January 29, 1998    1,000        3.188          "    "
January 30, 1998    1,000        3.188          "    "
February 2, 1998    1,000        3.188          "    "
February 3, 1998    1,000        3.188          "    "
February 4, 1998    1,000        3.188          "    "
February 6, 1998    1,000        3.188          "    "
February 9, 1998    1,000        3.188          "    "
February 10, 1998   1,000        3.188          "    "
February 11, 1998   1,000        3.156          "    "
February 13, 1998   1,000        3.156          "    "

(d) Not applicable.

(e) Mallinckrodt ceased to be the beneficial owner of more than five percent of the Common Stock on or about January 20, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     No change from information contained in Mallinckrodt's prior filings on
Schedule 13D with respect to the Common Stock.

Item 7.  Material to be Filed as Exhibits
     No change from exhibits filed with Mallinckrodt's prior filings on
Schedule 13D with respect to the Common Stock.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 1998

                            MALLINCKRODT INC., a New York corporation


                            /s/ Roger A. Keller
                            _______________________________________
                            Name: Roger A. Keller
                            Title: Vice President, Secretary & General Counsel